December 20, 2021

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Steve Lo, Raj Rajan, John Coleman, Liz Packebusch and Timothy S. Levenberg

Re:           Responses to the Securities and Exchange Commission

Staff Comments dated November 19, 2021, regarding

JR Resources Corp.

Draft Registration Statement on Form S-4

Submitted October 25, 2021

CIK No. 0001852353

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the November 19, 2021 letter regarding the above-referenced Draft Registration Statement on Form S-4 (the “DRS”) of JR Resources Corp. (the “Company”, “we,” “our,” or “us”) confidentially submitted on October 25, 2021. For your convenience, the Staff’s comments are included below, and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR an amendment to the DRS (the “Amendment”), responding to the Staff’s comment and including certain other revisions and updates.

Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment.

Our responses are as follows:

Draft Registration Statement on Form S-4 submitted October 25, 2021

Questions and Answers About the Dakota Special Meeting

Q: What constitutes a quorum at the special meeting?, page 4

Staff Comment No. 1.

Based on the disclosures in the beneficial ownership table at page 88 and elsewhere, it appears that a quorum at the Dakota Special Meeting will be assured because of the number of Dakota shares held by JR Resources. Please revise the proxy statement / prospectus throughout to emphasize this point.

December 20, 2021

Company’s Response:

In response to the Staff’s comment, we have revised the disclosure to emphasize that a quorum at the Dakota Special Meeting will be assured because of the number of Dakota shares held by JR Resources.

Conditions to the Completion of the Transactions, page 12

Staff Comment No. 2.

We note your disclosure that completion of the transactions is conditioned upon receipt by Dakota of a written opinion of Skadden, Arps, Slate, Meagher and Flom LLP to the effect that, for U.S. federal income tax purposes, the First Merger and the Second Merger, taken together, constitute a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Code and the Treasury Regulations. Insofar as this appears to be a waivable condition, please file an executed opinion of counsel before effectiveness even though the merger agreement is conditioned upon the receipt of the favorable tax opinion at closing, and undertake to recirculate and resolicit if the condition is waived and the change in tax consequences would be material. See Section III.D.3 of Staff Legal Bulletin 19 (October 14, 2011).

Company’s Response:

In response to the Staff's comment, the opinion of Skadden, Arps, Slate, Meagher and Flom LLP ("Skadden") to the effect that, for U.S. federal income tax purposes, the First Merger and the Second Merger, taken together, will constitute a single integrated transaction that qualifies as a "reorganization" under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and the Treasury Regulations promulgated thereunder (the "Treasury Regulations"), has been filed with the Amendment.

Vote Required for Approval, page 35

Staff Comment No. 3.

You state that approval of the Dakota Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Dakota common stock held by stockholders other than JR, Jonathan Adwe, Robert Quartermain, Mac Jackson, and William Gehlen. You also state that certain stockholders of Dakota, holding approximately 7.43% of the issued and outstanding shares of Dakota common stock, have entered into a support agreement pursuant to which they agree to vote in favor of the transactions. Please revise to include the disclosure required by Item 3(h) of Part I.A. of Form S-4 comparing the percentage of outstanding shares entitled to vote held by directors, executive officers, and their affiliates, and the vote required for approval of the proposed transaction. To provide appropriate context, please provide a revised discussion of the "majority-of-the-minority" provision you reference to distinguish the separate impact of the agreement with the holders of the 7.43% of shares.

December 20, 2021

Company’s Response:

In response to the Staff’s comment, we have revised the disclosure to include a comparison of the percentage outstanding shares entitled to vote held by directors, executive officers, and their affiliates, and the vote required for approval of the proposed transaction. We have also included revised discussion of the "majority-of-the-minority" provision to distinguish the separate impact of the agreement with the holders of the 7.43% of shares.

Background of the Transactions, page 41

Staff Comment No. 4.

We note your disclosure that a special committee formed by the board of directors of Dakota Territory Resource Corp. engaged Herrera Partners, an investment bank and financial consultant, to conduct a fairness analysis in 2020 of the proposed transaction with JR. We further note your disclosure that Herrera Partners delivered a presentation on the fairness of the proposed transaction to the special committee, and that the committee and the board resolved to accept Herrera Partners’ fairness analysis and opinion. Insofar as the subject 2020 transaction and related fairness opinion are inextricably linked to the currently contemplated transactions, please furnish in the amended proxy statement / prospectus the same information as would be required by Item 1015(b) of Regulation MA, including the detailed summary Item 1015(b)(6) requires. Refer to Item 4(b) of Form S-4.

Company’s Response:

In response to the Staff’s comment, the Company respectfully informs the Staff that the fairness opinion prepared by Herrera Partners in connection with the 2020 transaction contemplated by the May 26, 2020 agreement between Dakota and JR (the “2020 Transaction”) does not materially relate to the contemplated transactions. As a result, the disclosure required by Item 1015(b) of Regulation MA, including the detailed summary Item 1015(b)(6) requires, is inapplicable.

Herrera Partners provided an opinion one year before the contemplated transactions were agreed to in respect of the 2020 Transaction, which was a wholly separate transaction from the contemplated combination of JR and Dakota, and instead related to a loan by JR to Dakota, the proceeds of which were to be used by Dakota to acquire mineral interests and properties, to conduct a survey and for general corporate purposes, as well as grant an option to JR for the purchase up to 35,641,667 Dakota shares at a price of $0.60 per share (all on a post-Dakota reverse share split basis).

Consequently, Herrera Partners did not provide a fairness opinion relating to the contemplated transactions, including pursuant to the September 10, 2021 Amended and Restated Agreement and Plan of Merger between Dakota, JR, DGC Merger Sub I Corp. and DGC Merger Sub II LLC or the May 13, 2021 Merger Agreement among JR and Dakota.

December 20, 2021

Accordingly, Herrera Partners did not provide a report, opinion or appraisal relating to 1) the consideration or the fairness of the consideration to be offered to Dakota security holders or 2) the fairness of the contemplated transactions to Dakota or to Dakota security holders who are not affiliates, and the Company does not believe additional disclosure is required by Item 1015 of Regulation M-A.

Interests of JR's Directors and Officers in the Transactions

Employment of Executive Officers, page 49

Staff Comment No. 5.

We note your disclosure in this section that Jonathan Awde will serve as President and Chief Executive Officer of Dakota Gold, Gerald Aberle will serve as Chief Operating Officer of Dakota Gold, and Shawn Campbell will serve as Chief Financial Officer of Dakota Gold. However, we note disclosure at page 84 that Messrs. Aberle and Campbell are not currently directors or officers of JR. Please revise to identify clearly all material potential conflicts of interest that pre-merger directors and executive officers of JR may have in the transactions.

Company’s Response:

In response to the Staff’s comment, we have revised the disclosure to identify all material potential conflicts of interest that pre-merger directors and executive officers of JR may have in the transactions.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 69

Staff Comment No. 6.

Please provide an introductory paragraph to the pro forma financial information pursuant to Rule 11-02(a)(2) of Regulation S-X.

Company’s Response:

In response to the Staff’s comment, we have included an introductory paragraph to the pro forma financial information.

3. Description of Transaction, page 70

Staff Comment No. 7.

Disclose how you accounted for the issuance of shares and related transactions disclosed here.

December 20, 2021

Company’s Response:

In response to the staff comment, we have included a description of how we have accounted for the shares and the related transactions in note 1 to the pro forma financial statements.

4. Pro Forma Assumptions and Adjustments , page 71

Staff Comment No. 8.

Please explain clearly what the adjustments reflect and the assumptions involved as required by Rule 11-02(a)(8) of Regulation S-X. In addition explain the basis for eliminating all of general and administrative expenses of DTRC reflected in adjustment 4(a).

Company’s Response:

In response to the Staff’s comment, we have updated the explanations within the pro forma assumptions and adjustments, including an explanation of the basis for eliminating all of general and administrative expenses of DTRC reflected in adjustment 4(a).

Information About JR, page 73

Staff Comment No. 9.

Please revise to include the mineral property disclosure required under Item 1303, Item 1304, and Item 1305 of Regulation S-K for the mineral properties held by JR Resources. See Item 14(b) of Form S-4 and the Corporation Finance Compliance and Disclosure Interpretations (C&DI) 155.03.

Company’s Response:

In response to the Staff’s comment, we have included the mineral property disclosure required under Item 1303, Item 1304, and Item 1305 of Regulation S-K for the mineral properties currently held by Dakota in the section “Information About Dakota” of the Amendment.

Liquidity and Capital Resources, page 76

Staff Comment No. 10.

Please provide a discussion and analysis of liquidity and capital resources for the year ended March 31, 2021. In addition, revise to include robust discussions of your operating, investing and financing cash flows for the periods presented. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

December 20, 2021

Company’s Response:

In response to the Staff’s comment, we have provided a discussion and analysis of liquidity and capital resources for the year ended March 31, 2021. We have also revised the disclosure to include discussions of our operating, investing and financing cash flows for the periods presented.

Legal Matters, page 104

Staff Comment No. 11.

Although you indicate that the material U.S. federal income tax consequences relating to the transactions for Dakota stockholders will be passed upon for Dakota by Skadden, Arps, Slate, Meagher & Flom LLP, the disclosure at page 51 under "U.S. Federal Income Tax Consequences" does not make clear that it constitutes the opinion of Skadden, and you do not list a tax opinion as an exhibit. Please file the appropriate short- or long-form tax opinion as an exhibit and revise the corresponding disclosure accordingly.

Company’s Response:

Please see the Company's response to Staff Comment No. 2 above.

Staff Comment No. 12.

In addition, you state at page 52 that "for U.S. federal income tax purposes, the First Merger and the Second Merger, taken together, are intended to constitute a single integrated transaction that qualifies as a 'reorganization' within the meaning of section 368(a) of the Code." You also state (underlining added) that Dakota's obligation "to complete the mergers is conditioned upon the receipt of a tax opinion from Skadden to the effect that, for U.S. federal income tax purposes, the mergers should constitute a reorganization within the meaning of section 368(a) of the Code." Please ask counsel to provide, or to explain why it cannot provide, a “will” opinion. In that case, ask counsel to describe the degree of uncertainty in the opinion. Lastly, the company may state which position it intends to take if challenged by the IRS. See Section III.C.4 of Staff Legal Bulletin 19 (October 14, 2011).

Company’s Response:

Please see the Company's response to Staff Comment No. 2 above. While Dakota's obligation to complete the mergers is conditioned upon receipt of an opinion from Skadden at a comfort level of at least “should” to the effect that, for U.S. federal income tax purposes, the mergers, taken together, constitute a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Code and the Treasury Regulations, as described in the Company's response to the Staff Comment No. 2, above, Skadden's "will" opinion has been filed with the Amendment.

December 20, 2021

Staff Comment No. 13.

You state at page 52 that your discussion "assumes that the mergers, taken together, will constitute a single integrated transaction that qualifies as a 'reorganization' within the meaning of section 368(a) of the Code." Please revise your disclosure to clarify what constitutes the opinion of named counsel. Also, note that counsel cannot assume any legal conclusion underlying the opinion. See Staff Legal Bulletin 19 at Section III.C.3.

Company’s Response:

In response to the Staff's comment, the disclosure on page 52 has been revised to reflect that this assumption is based on Skadden's opinion that the mergers, taken together, will constitute a single integrated transaction that qualifies as a "reorganization" under Section 368(a) of the Code and the Treasury Regulations.

Note 4 - Acquisition, page F-10

Staff Comment No. 14.

We note your disclosure that the acquisition of control of DTRC took place on October 15, 2020. However, we note disclosures in Note 4, page F-50 indicate that the final closing in March 12, 2021 resulted in a change in control to JR. In addition, background of the transactions discussions on page 40 indicate that concurrent with final change of control closing on March 12, 2021, JR appointed CEO and majority of members of DTRC board. Hence, it appears change of control took place upon final closing on March 12, 2021 rather than on October 15, 2020. Tell us how you determined that acquisition of control of DTRC took place on October 15, 2020 and provide us the specific accounting literature that supports the basis for your conclusion. Revise your financial statements and disclosures as appropriate.

Company’s Response:

In response to the Staff's comment, we have attached three accounting memos that formed part of JR Resources’ documentation for the year ended March 31, 2021. The accounting memos, attached as Attachments 1, 2 and 3 hereto, respectively, are titled:

•	JR Resources – Transaction with DTRC

•	JR Resources – Asset Acquisition

•	JR Resources – Timing of Consolidation

In addition, we have filed the Agreement, dated May 26, 2020, between DTRC and JR, as well as the three subsequent amending agreements, as exhibits to the Amendment.

A “Change of Control Closing” is a defined term under the merger agreement, as described in the section “The Transactions – Background of the Transactions” of the Amendment. The merger agreement provides certain rights and obligations of JR and Dakota upon a “Change of Control Closing.” For the purpose of the financial statements, JR performed an analysis based on the rights and obligations relevant for accounting purposes in connection with determining the change of control for accounting purposes to ensure that the appropriate date was used for the purpose of the date of consolidation.

December 20, 2021

DTRC is not a variable interest entity under ASC 810-10-15-14, and therefore, the voting interest model is to be used to determine when consolidation of DTRC is appropriate. The voting interest entity model requires JR to have a controlling financial interest in DTRC. Whether a controlling financial interest exists is generally based on the concept that a reporting entity should have the unilateral right to make the significant financial and operating decisions of an entity without regard to probability.

However, in accordance with 810-10-25-1 through 25-14 and PwC’s US Consolidation guide chapter 3.3, there are certain situations in which an assessment of the rights of a noncontrolling shareholder should overcome the presumption of consolidation by the investor with a majority voting interest. PwC’s US Consolidation guide chapter 3.3 states:

“…. in certain limited circumstances, the terms and conditions of these instruments may make them so highly likely of exercise or conversion that a reporting entity may be deemed to have a controlling financial interest in the entity even though the instruments have not been actually exercised or converted.”

On October 15, 2020, JR exercised a significant portion of its options, giving JR a 49.42% share ownership of DTRC. At the time of this exercise, JR held options to acquire an additional 17% share ownership of DTRC at $0.60 per share (the “17% Options”), which would give JR a total of 64% share ownership of DTRC when exercised. JR’s management concluded it was highly likely that JR would exercise the 17% Options as these options were significantly in the money. Further, JR’s 17% Options were currently exercisable on October 15, 2020, and therefore, JR had the ability to exercise the 17% Options and appoint the CEO and majority of the DTRC board. As a result, JR’s management concluded that, for the purpose of the financial statements, the appropriate date to consolidate would be October 15, 2020 as the likelihood of JR’s exercise of the 17% Options was so high that JR was deemed to have control of DTRC even though the 17% Options had not actually been exercised.

Staff Comment No. 15.

We note your disclosures regarding the acquisition of DTRC. Please address the following issues:

•	Please provide your analysis that supports your conclusion that the acquisition of DTRC was an asset acquisition rather than a business combination. Refer to guidance in ASC 805-10-25-1 and 55-3A to 55-9 and revise your disclosures as appropriate;

•	We note that in October 2020, you purchased 17,416,667 common shares of DTRC for aggregate consideration of $10,450,000 and in March 2021, purchased 18,225,000 common shares of DTRC for an aggregate consideration of $10,935,000 for a total consideration of $21,385,000. Explain to us how you determined the cost of acquiring assets of DTRC of $24,856,871 and how it complies with ASC 805-50-30-1 and 30-2;

December 20, 2021

•	Please explain to us the basis for including the value of convertible promissory note of $1,836,667 and value of purchase right of $12,339,161 in determining the cost ofacquiring the assets of DTRC, and how you considered the analogous guidance in ASC 805-10-55-18. Please revise to describe how you derived these values and disclose the relevant key assumptions;

•	Please disclose how you allocated the cost in accordance with 805-50-30-3. Explain how you determined the values of mineral properties; and

•	Please disclose your accounting policy regarding measurement of non-controlling interest and show us how you determined the non-controlling interest at acquisition dates and subsequent reporting periods.

Company’s Response:

•	Please provide your analysis that supports your conclusion that the acquisition of DTRC was an asset acquisition rather than a business combination. Refer to guidance in ASC 805-10-25-1 and 55-3A to 55-9 and revise your disclosures as appropriate;

Management performed analysis to determine whether the acquisition of DTRC was a business combination or an asset acquisition, see memo attached. To be considered a business, an integrated set of activities and assets must meet the requirements in paragraphs 805-10-55-4 through 55-6 and 805-10-55-8 through 55-9. Paragraphs 805-10-55-5A through 55-5C provide a practical screen to determine when a set would not be considered a business. If the screen is not met, further assessment is necessary to determine whether the set is a business. Paragraphs 805-10-55-5D through 55-6 and 805-10-55-8 through 55-9 provide a framework to assist an entity in evaluating whether the set includes both an input and a substantive process.

Based on the guidance in 805-10-55-5A, management determined that the fair value of the gross assets acquired were concentrated in a group of similar identifiable assets consisting of gold exploration properties in the Black Hills of South Dakota.

Based on applying the guidance in 805-10-55-5C, JR Resources determined that the gold exploration properties in the Black Hills of South Dakota represented a group of similar assets because the nature of the assets and the risks associated with them are consistent and none of a-f in 805-10-55-5C are applicable.

•	We note that in October 2020, you purchased 17,416,667 common shares of DTRC for aggregate consideration of $10,450,000 and in March 2021, purchased 18,225,000 common shares of DTRC for an aggregate consideration of $10,935,000 for a total consideration of $21,385,000. Explain to us how you determined the cost of acquiring assets of DTRC of $24,856,871 and how it complies with ASC 805-50-30-1 and 30-2;

December 20, 2021

Please see response below.

•	Please explain to us the basis for including the value of convertible promissory note of $1,836,667 and value of purchase right of $12,339,161 in determining the cost of acquiring the assets of DTRC, and how you considered the analogous guidance in ASC 805-10-55-18. Please revise to describe how you derived these values and disclose the relevant key assumptions;

We determined the cost of acquiring assets of DTRC of $24,856,871 in accordance with ASC 805-50-30-1 and 30-2 by recognizing consideration given in cash measured by the amount of cash paid, including transaction costs and consideration not in the form of cash measured at the fair value of the consideration given. The fair value of the consideration given was used as the fair value was clearly evident and thus more reliably measurable.

In evaluating the consideration to be used for the purpose of the asset acquisition, JR analyzed each component of consideration as discussed below:

(1)	Cash was recorded as the amount paid of $9,000,000 in October 2020 in accordance with 805-50-30-2.

(2)	Conversion of Promissory Note (“Promissory Note”) and Value of Convertible Feature of Promissory Note (“Conversion Feature”) represent the fair value of these items given as consideration for the assets acquired. This represents a settlement of a preexisting relationship on acquisition. Changes in the fair value of the Convertible Feature were recorded on the date of acquisition of DTRC, and the Promissory Note was settled and converted to shares of DTRC. As the Promissory Note and value of the Convertible Feature approximated fair value at the date of conversion and acquisition of DTRC, no gain or loss was required on settlement of the preexisting relationship. JR increased the consideration transferred for the promissory note by the fair value of the Promissory Note and Convertible Feature for the effective settlement of these assets by DTRC.

(3)	Value of purchase right represents the fair value of the derivative asset given as consideration for the assets acquired. This represents a preexisting relationship which was effectively settled, since the relationship became an “intercompany” relationship upon the acquisition and was eliminated in the post-combination financial statements. Changes in the fair value of the purchase right were recorded to the date of acquisition of DTRC and consolidation. JR increased the consideration transferred for the acquisition by the fair value of the purchase right for the effective settlement of the right by DTRC.

Preexisting relationships between the acquirer and acquiree were accounted for in accordance with the analogous guidance in 805-10-55-20 and 55-21.

In contemplation of the analogous guidance in 805-10-55-18, we concluded that the conversion of the Promissory Note was part of the asset acquisition because the Promissory Note was amended and restated upon the execution of the agreement in May 2020 between JR and DTRC, whereby JR Resources was granted an option to purchase the common shares of DTRC, and the option was converted to execute the acquisition of DTRC.

December 20, 2021

In response to the Staff's comment, we revised our disclosure to describe how we derived these values and disclose the relevant key assumptions.

•	Please disclose how you allocated the cost in accordance with 805-50-30-3. Explain how you determined the values of mineral properties; and

In response to the Staff's comment, we updated our disclosure to disclose how we allocated the cost in accordance with 805-50-30-3.

In accordance with 805-50-30-3, we allocated the cost of the group of assets and liabilities based on their relative fair values. We estimated the fair value of mineral properties using a market-based approach considering comparable market transactions.

•	Please disclose your accounting policy regarding measurement of non-controlling interest and show us how you determined the non-controlling interest at acquisition dates and subsequent reporting periods.

In response to the Staff's comment, we added an accounting policy regarding the measurement of non-controlling interests of DTRC (the “NCI”).

When JR acquired DTRC on October 15, 2020, the NCI was valued at the fair value of the proportion of the NCI ownership percentage, which aligns with JR’s policy. As a result, the value recorded was $25,444,979 on the acquisition date per Note 4 to the annual financial statements of JR. As a check on this fair value, on the date of acquisition, immediately following the issuance to JR, there were 140,981,631 shares outstanding of DTRC, of which, JR owned 69,666,667, and the non-controlling interest owned 71,314,964. The fair value of the NCI was $25,444,979 and, when divided by the NCI shares of 71,314,964, was equal to $0.35 per share, which was the market price of the Dakota OTC shares on the date of the transaction. Therefore, the NCI was recorded at fair value.

Subsequent to the NCI being initially recorded at fair value, the NCI portion of loss was $490,497. On March 12, 2021, due to the issuance of 72.9 million shares to JR, the NCI was reduced by $4.3 million to reflect the lower NCI percentage.

December 20, 2021

Consideration:
Conversion of promissory note	$1,450,000
Value of convertible feature of promissory note	1,836,667
Cash investment	9,000,000
Value of purchase right	12,339,161
Transaction costs	231,043
$24,856,871
Allocated as follows:
Cash and cash equivalents	$9,697,502
Prepaid expenses	14,403
Mineral properties	53,035,706
Property and equipment	8,801
Accounts payable and accrued liabilities	(479,794)
Accounts payable – related party	(1,770,234)
Notes payable – related party	(392,652)
Deferred tax liability	(9,811,882)
Non-controlling interest	(25,444,979)
$24,856,871

Staff Comment No. 16.

Based on your discussions on page 40-44, it appears that contemplating potential merger transaction, you entered into a contract to acquire shares of DTRC at an agreed price of $.60 per share. Tell us how you concluded that this contract between you and DTRC to enter into a potential merger transaction is a derivative instrument under ASC 815 and how you considered by analogy to the guidance in ASC 815-10-15-74(C). Show us how your accounting is appropriate.

Company’s Response:

In consideration of the guidance in 815-10-15-83, we concluded that the contractual right to acquire shares of DTRC at an agreed price is a derivative instrument. This contractual right met all of the characteristics of a derivative, including: (1) the underlying is the price of the security, (2) the notional or payment provision is the number of securities, (3) the smaller initial net investment is met as the option premium is less than the value of the security and (4) the net settlement is the met as the underlying security is readily convertible to cash as the security is traded on an exchange. Because the right to purchase DTRC shares met each of the characteristics of a derivative, the right to purchase DTRC shares was accounted for as a derivative instrument.

We have considered the guidance in ASC 815-10-15-74(C) and determined that such guidance is not applicable with regards to JR Resources’ option to acquire shares of DTRC. ASC 815-10-15-74(C) is applicable to forward contracts to enter into a business combination. JR Resources’ option to acquire shares of DTRC is an option of JR Resources. An option to acquire shares is not a forward contract and therefore not within the scope of ASC 815-10-15-74(C).

* * * * *

December 20, 2021

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at (604) 365-1097, or Richard Raymer or Nicole Strydom of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388 or (612) 492-6214, respectively.

Sincerely, JR Resources Corp.

/s/ Jonathan Awde

Jonathan Awde Chief Executive Officer

cc:            Richard Raymer, Dorsey & Whitney LLP

Nicole Strydom, Dorsey & Whitney LLP

Attachment 1

To:	File

From:	Shawn Campbell

CC:	Management

Date:	July 31, 2021

Re:	Re: JR Resources transaction with DTRC

Background:

On February 5, 2020, DTRC entered into an agreement with JR Resources (“JR”) agreed to lend DTRC up to $650,000 to fund property acquisitions agreed to by both parties. JR agreed to fund an initial installment of $300,000 on February 5, 2020 and the remainder at the request of DTRC but no earlier than 45 days following the initial installment. Under the terms of the loan, any property made utilizing proceeds of the loan require DTRC to execute and deliver to JR a mortgage, assignment of production, and financing statement covering such property. DTRC further promised to pay amounts borrowed plus interest at a rate of 3% per annum, on or before May 5, 2021.

The Agreement

On May 26, 2020, DTRC and JR entered into an agreement (the “Agreement”) whereby the note was amended and restated to an amount of $1,450,000, of which $1,150,000 was funded upon the execution of the agreement and $300,000 was funded as noted above. Amounts advanced under the note plus interest at 0.25% per annum are due and payable on December 31, 2021. Under the terms of the note, JR has a right to convert the unpaid portion of the principal together with accrued but unpaid interest into shares of DTRC at a conversion rate equal to:

·	$0.15 per share from May 26, 2020 to December 31, 2020, and

·	Commencing January 1, 2021, at the lesser of (i) $0.15 per share and (ii) the average volume weighted average price on the OTC:QB or OTC:QX for the 5 consecutive days immediately preceding the conversion; subject to a floor of $0.10 per share.

Upon maturity of the note or upon a change in control closing, JR is required to convert the note into shares at 0.15 per share.

In addition, JR obtained the right, at its sole option and discretion, to purchase DTRC shares for an amount of up to $21,385,000 (the “Investment Amount”), less the dollar conversion of the amended and restated note, at a per share purchase price of $0.15.

It is noted that this is an option agreement. At the time of the transaction, JR did not have the funds to complete the transaction and there was no surety that the transaction would culminate at the time of entering the contract, or at the interim period end. As a result, the agreement cannot be considered a forward contract and ASC 815-10-15-74(C) is not applicable to this transaction.

The agreement and all rights and obligations shall terminate on October 15, 2020.

On October 15, 2020, DTRC and JR entered into an amending agreement whereby, JR was to exercise in part its right to purchase shares of DTRC for an amount of $10,450,000, payable $9,000,000 in cash and $1,450,000 through the conversion of the amended note. Pursuant to the agreement, DTRC issued 69,666,667 shares to JR. Furthermore, the parties agreed to extend the termination date to February 15, 2021 due to COVID-19.

Effective February 15, 2021, the parties amended the agreement to extend the maturity date to March 17, 2021.

Corporate Offices: 1588-609 Granville Street

Vancouver, BC Canada V7Y 1G5

Purpose:

This memo was prepared for the purpose of assessing and documenting the accounting for the Agreement between JR Resources and DTRC in particular to address the following accounting questions:

How should the convertible note be accounted for?

How should the right to purchase DTRC shares be accounted for?

Post consolidation how is the remaining right to purchase and subsequent exercise of the right accounted for?

Sources of GAAP:

ASC 815 – Derivatives and hedging

ASC 810 – Consolidation

1.	How should the convertible note be accounted for?

Analysis:

In accordance with PwC US Derivatives & hedging guide 4.8.1.1:

An investor that holds a debt security that is convertible into shares of a public company’s common stock must separate the embedded conversion option from the host contract because it would be subject to the requirements of ASC 815 if it were a freestanding derivative.

Further to determine the allocation between the debt security or note receivable and the embedded derivative we look to the guidance in 815-15-30-2 which states:

The allocation method that records the embedded derivative at fair value and determines the initial carrying value assigned to the host contract as the difference between the basis of the hybrid instrument and the fair value of the embedded derivative shall be used to determine the carrying values of the host contract component and the embedded derivative component of a hybrid instrument if separate accounting for the embedded derivative is required by this Subtopic. (Note that Section 815-15-25 allows for a fair value election for hybrid financial instruments that otherwise would require bifurcation.)

Conclusion:

As a result of the above guidance and the decision not to elect to fair value the hybrid instrument, the conversion feature embedded derivative should be separately recorded at fair value consistent with the stand alone derivative discussed below with the residual amount being recognized as the note receiveable on initial recognizition and subsequently using the effective interest rate method. The embedded conversion option will be subsequently measured at fair value through earnings in accordance with ASC 815.

2.	How should the right to purchase DTRC shares be accounted for?

Analysis:

The right to purchase DTRC shares at a value of $0.15 per share meets the definition of a derivative in 815-10-15-83 as described below:

A derivative instrument is a financial instrument or other contract with all of the following characteristics:

1.	a

Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1.	1

One or more underlyings

Corporate Offices: 1588-609 Granville Street

Vancouver, BC Canada V7Y 1G5

2.	2

One or more notional amounts or payment provisions or both.

2.	b

Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

3.	c

Net settlement. The contract can be settled net by any of the following means:

1.	1

Its terms implicitly or explicitly require or permit net settlement.

2.	2

It can readily be settled net by a means outside the contract.

3.	3

It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

With regards to the right to purchase DTRC shares all of the characteristics of a derivative are met as: The underlying is the price of the security, the notional or payment provision is the number of securities, the smaller initial net investment is met as the option premium is less than the value of the security and the net settlement is the met as the underlying security is readily convertible to cash as the security is traded on an exchange.

Conclusion:

The right to purchase DTRC shares should be accounted for as a derivative instrument which is measured at fair value and remeasured at fair value through earnings.

Analysis:

3.	Post consolidation how is the remaining right to purchase and subsequent exercise of the right accounted for?

Subsequent to consolidation of DTRC the right to purchase shares of a consolidated subsidiary is an intercompany transaction and should be eliminated upon consolidation. However, on exercise of the right to purchase additional shares in the noncontrolling interest, this represents an equity transaction in accordance with ASC 810-10. In accordance with PwC US Business Combination guide:

The accounting for any noncontrolling interest should follow the guidance in ASC 810-10 if one or more entities in a common control transaction are partially owned by the parent. While noncontrolling interest is recorded at fair value at the acquisition date in a business combination under ASC 805, in a common control transaction, by definition, there is no change in control. Under ASC 810-10, changes in the parent’s ownership interest while it retains a controlling financial interest in its subsidiary are accounted for as equity transactions. The carrying amount of the noncontrolling interest should be adjusted to reflect the change in the noncontrolling shareholders’ ownership interest.

Conclusion:

The transaction to exercise the purchase right and acquire additional noncontrolling interest in DTRC should be accounted for as an equity transaction. This will result in noncontrolling interest being reduced based on the net book value of the subsidiary with any differences being recorded to APIC.

Corporate Offices: 1588-609 Granville Street

Vancouver, BC Canada V7Y 1G5

Attachment 2

To:	File

From:	Shawn Campbell

CC:	Management

Date:	July 31, 2021

Re:	Re: Asset Acquisition - JR Resources transaction with DTRC

Background:

On February 5, 2020, DTRC entered into an agreement with JR Resources (“JR”) agreed to lend DTRC up to $650,000 to fund property acquisitions agreed to by both parties. JR agreed to fund an initial installment of $300,000 on February 5, 2020 and the remainder at the request of DTRC but no earlier than 45 days following the initial installment. Under the terms of the loan, any property made utilizing proceeds of the loan require DTRC to execute and deliver to JR a mortgage, assignment of production, and financing statement covering such property. DTRC further promised to pay amounts borrowed plus interest at a rate of 3% per annum, on or before May 5, 2021.

The Agreement

On May 26, 2020, DTRC and JR entered into an agreement (the “Agreement”) whereby the note was amended and restated to an amount of $1,450,000, of which $1,150,000 was funded upon the execution of the agreement and $300,000 was funded as noted above. Amounts advanced under the note plus interest at 0.25% per annum are due and payable on December 31, 2021. Under the terms of the note, JR has a right to convert the unpaid portion of the principal together with accrued but unpaid interest into shares of DTRC at a conversion rate equal to:

•	$0.15 per share from May 26, 2020 to December 31, 2020, and

•	Commencing January 1, 2021, at the lesser of (i) $0.15 per share and (ii) the average volume weighted average price on the OTC:QB or OTC:QX for the 5 consecutive days immediately preceding the conversion; subject to a floor of $0.10 per share.

Upon maturity of the note or upon a change in control closing, JR is required to convert the note into shares at 0.15 per share.

In addition, JR obtained the right, at its sole option and discretion, to purchase DTRC shares for an amount of up to $21,385,000 (the “Investment Amount”), less the dollar conversion of the amended and restated note, at a per share purchase price of $0.15.

The agreement and all rights and obligations shall terminate on October 15, 2020.

On October 15, 2020, DTRC and JR entered into an amending agreement whereby, JR was to exercise in part its right to purchase shares of DTRC for an amount of $10,450,000, payable $9,000,000 in cash and $1,450,000 through the conversion of the amended note. Pursuant to the agreement, DTRC issued 69,666,667 shares to JR. Furthermore, the parties agreed to extend the termination date to February 15, 2021 due to COVID-19.

Effective February 15, 2021, the parties amended the agreement to extend the maturity date to March 17, 2021.

At October 15, 2020, the date of acquisition, DTRC’s principal assets were cash on hand and gold exploration properties in the Black Hills of South Dakota.

Sources of GAAP:

ASC 805 – Business Combinations

Corporate Offices: 1588-609 Granville Street

Vancouver, BC Canada V7Y 1G5

Analysis:

A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. To be considered a business, an integrated set must meet the requirements in paragraphs 805-10-55-4 through 55-6 and 805-10-55-8 through 55-9.

Paragraphs 805-10-55-5A through 55-5C provide a practical screen to determine when a set would not be considered a business. If the screen is not met, further assessment is necessary to determine whether the set is a business. Paragraphs 805-10-55-5D through 55-6 and 805-10-55-8 through 55-9 provide a framework to assist an entity in evaluating whether the set includes both an input and a substantive process.

805-10-55-5A If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business. Gross assets acquired should exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities. However, the gross assets acquired should include any consideration transferred (plus the fair value of any noncontrolling interest and previously held interest, if any) in excess of the fair value of net identifiable assets acquired.

Based on the guidance in 805, JR Resources determined that the fair value of the gross assets acquired were concentrated in a group of similar identifiable assets being gold explorations properties in the Black Hills of South Dakota. Once cash and cash equivalents have been removed trivial amount of prepaids and property and equipment of approx. $900k.

805-10-55-5C A group of similar assets includes multiple assets identified in accordance with paragraph 805-10-55-5B. When evaluating whether assets are similar, an entity should consider the nature of each single identifiable asset and the risks associated with managing and creating outputs from the assets (that is, the risk characteristics). However, the following should not be considered similar assets:

a. A tangible asset and an intangible asset

b. Identifiable intangible assets in different major intangible asset classes (for example, customer-related intangibles, trademarks, and in-process research and development)

c. A financial asset and a nonfinancial asset

d. Different major classes of financial assets (for example, accounts receivable and marketable securities)

e. Different major classes of tangible assets (for example, inventory, manufacturing equipment, and automobiles)

f. Identifiable assets within the same major asset class that have significantly different risk characteristics.

Based on the guidance in 805-10-55-5C above, JR Resources determined that the gold exploration properties in the Black Hills of South Dakota represented group of similar assets because the nature of the assets and the risks associated with them are consistent and none of a-f are applicable.

Industry comparable:

We considered other mining companies acquiring exploration stage assets and identified the following disclosure included in Newmont Mining Corporation 2018 10-K.

“The Company accounted for the purchase of Galore Creek as an asset acquisition, as the identifiable assets are primarily concentrated in a single mineral interest. The value of the consideration paid and payable of $189 was allocated to the acquired assets and assumed liabilities based on their estimated fair values on the acquisition date. At the acquisition date, the Company recorded mineral interests of $192, other noncurrent assets of $2, other current liabilities of $2 and noncurrent reclamation and remediation liabilities of $3 within the North America segment.”

Conclusion:

The acquisition of DTRC is considered an asset acquisition as substantially all of the fair value of the gross assets acquired is concentrated in a group of similar identifiable assets being the gold exploration properties located in the Black Hills of South Dakota.

Corporate Offices: 1588-609 Granville Street

Vancouver, BC Canada V7Y 1G5

Attachment 3

To:	File

From:	Shawn Campbell

CC:	Management

Date:	July 31, 2021

Re:	Re: Timing of Consolidation - JR Resources transaction with DTRC

Background:

On February 5, 2020, DTRC entered into an agreement with JR Resources (“JR”) agreed to lend DTRC up to $650,000 to fund property acquisitions agreed to by both parties. JR agreed to fund an initial installment of $300,000 on February 5, 2020 and the remainder at the request of DTRC but no earlier than 45 days following the initial installment. Under the terms of the loan, any property made utilizing proceeds of the loan require DTRC to execute and deliver to JR a mortgage, assignment of production, and financing statement covering such property. DTRC further promised to pay amounts borrowed plus interest at a rate of 3% per annum, on or before May 5, 2021.

The Agreement

On May 26, 2020, DTRC and JR entered into an agreement (the “Agreement”) whereby the note was amended and restated to an amount of $1,450,000, of which $1,150,000 was funded upon the execution of the agreement and $300,000 was funded as noted above. Amounts advanced under the note plus interest at 0.25% per annum are due and payable on December 31, 2021. Under the terms of the note, JR has a right to convert the unpaid portion of the principal together with accrued but unpaid interest into shares of DTRC at a conversion rate equal to:

•	$0.15 per share from May 26, 2020 to December 31, 2020, and

•	Commencing January 1, 2021, at the lesser of (i) $0.15 per share and (ii) the average volume weighted average price on the OTC:QB or OTC:QX for the 5 consecutive days immediately preceding the conversion; subject to a floor of $0.10 per share.

Upon maturity of the note or upon a change in control closing, JR is required to convert the note into shares at 0.15 per share.

In addition, JR obtained the right, at its sole option and discretion, to purchase DTRC shares for an amount of up to $21,385,000 (the “Investment Amount”), less the dollar conversion of the amended and restated note, at a per share purchase price of $0.15.

The agreement and all rights and obligations shall terminate on October 15, 2020.

On October 15, 2020, DTRC and JR entered into an amending agreement whereby, JR was to exercise in part its right to purchase shares of DTRC for an amount of $10,450,000, payable $9,000,000 in cash and $1,450,000 through the conversion of the amended note. Pursuant to the agreement, DTRC issued 69,666,667 shares to JR. Furthermore, the parties agreed to extend the termination date to February 15, 2021 due to COVID-19.

Effective February 15, 2021, the parties amended the agreement to extend the maturity date to March 17, 2021.

Sources of GAAP:

ASC 810 – Consolidation

Analysis:

DTRC is not a variable interest entity under ASC 810-10-15-14 and therefore, the voting interest model is to be used to determine when consolidation of DTRC is appropriate. The voting interest entity model requires the JR Resources to have a controlling financial interest in DTRC. A controlling financial interest is generally based on the concept that a reporting entity should have the unilateral right to make the significant financial and operating decisions of an entity without regard to probability.

Corporate Offices: 1588-609 Granville Street

Vancouver, BC Canada V7Y 1G5

However, in accordance with PwC’s US Consolidation guide chapter 3.3:

Entities may issue various financial instruments to reporting entities that provide the reporting entities with potential voting rights. For example, entities may issue call options, convertible instruments, and other similar instruments with potential voting rights to reporting entities. Depending on the terms, these instruments, if exercised or converted, may provide the reporting entity with a controlling financial interest in the entity. In these situations, questions may arise as to whether the reporting entity has a controlling financial interest in the entity prior to exercise or conversion of these financial instruments.

Generally, under the voting interest entity model, these types of financial instruments are not included in the determination of whether the reporting entity has a controlling financial interest in the entity as the voting interest entity model is not an effective control model. However, in certain limited circumstances, the terms and conditions of these instruments may make them so highly likely of exercise or conversion that a reporting entity may be deemed to have a controlling financial interest in the entity even though the instruments have not been actually exercised or converted. In making this assessment, a reporting entity should consider all facts and circumstances, including its relationships with the entity and other investors. Although not all inclusive, the reporting entity should consider the following:

• Terms of the financial instrument – is there a high likelihood that the instrument will be exercised or converted? Is the instrument currently exercisable or convertible? Is the exercise or conversion price significantly in the money or a nominal amount? Does the exercise or conversion period span a long period of time? For example, if an option is currently exercisable with a nominal exercise price, the exercise of the option would likely have no significant effect on the investor and, therefore, the investor may have the ability to currently control the entity. On the other hand, an option that is not currently exercisable and at an exercise price that is not substantially in the money would likely indicate that the exercise of the option is substantive and the investor does not have the current ability to control the entity.

• Relationships with entity and other investors – is the reporting entity controlling the operational and financial decisions of the entity by virtue of the nature of its relationships with the entity? Is the entity dependent on the reporting entity or vice versa? If so, how critical is that dependency? Does the reporting entity have call or put options with the other investors of the entity?

• Purpose of the entity – is the entity being used for research and development activities, start-up activities, or marketing activities? Is the entity expected to incur losses in the early years of operations? If so, is this structure being used to avoid recording losses?

On October 15, 2020, JR Resources exercised a significant portion of the shares it had a right to exercise giving it a 47% share ownership and further rights to acquire 17% share ownership at $0.15 per share which when exercised would give it 64% share ownership of DTRC. The delay in exercising the remaining rights was driven by administrative delays that when resolved would result in the exercise of the remaining rights. Therefore, we have considered the above to determine whether control of DTRC was achieved on October 15, 2020 despite only having control from a voting interest perspective when considering the potential voting rights. The positive factors that support the inclusion of the rights of JR Resources in the determination of voting interest control are:

1.	There is a high likelihood that the instruments will be exercised given how significantly they are in the money and that the only reason they have not been exercised is due to administrative delays.

2.	At October 15, 2020 the instrument was currently exercisable as proven by the portion of instruments exercised on that day.

3.	At October 15, 2020 the instruments were very significantly in the money based on an exercise price of $0.15.

4.	At October 15, 2020 JR Resources is substantially controlling the operational and financial decisions of DTRC though contractual agreement to the use of funds. JR Resources has defined what and how much of the funds provided can be used for what purpose and there are limited other resources in DTRC. Further, JR Resources on October 15, 2020 was given 2 of 5 director positions prior to the exercise of the remaining rights which demonstrates additional level of control JR Resources was able to demonstrate on October 15, 2020.

Conclusion:

The acquisition of control of DTRC by JR Resources is considered to have taken place on October 15, 2020 based on the acquisition of shares combined with the highly likely exercise of its further rights to shares providing JR Resources to be deemed to have a controlling financial interest in DTRC. The delay in the exercise of all its rights on October 15, 2020 was driven by an administrative delay which was subsequently resolved and the rights were exercised consistent with the assumptions made in this determination at October 15, 2020.

Corporate Offices: 1588-609 Granville Street

Vancouver, BC Canada V7Y 1G5